August 17, 2023

Via EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Twilio Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

File No. 001-37806

Dear Ms. Kessman and Mr. Littlepage,

I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 4, 2023, to Ms. Aidan Viggiano, the Chief Financial Officer (Principal Accounting and Financial Officer) of Twilio Inc., a Delaware corporation (the “Company”), related to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “2021 Form 10-K”).

For your convenience, the Company has set forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.

You appear to present Non-GAAP gross profit as the measure of profit or loss for each reportable segment in the proposed disclosures in your letter dated July 25, 2023. Please tell us what measures of profit or loss at the segment level are provided to the CODM, the frequency such measures are provided to the CODM, and how they are used by the CODM. Please address all measures of segment profit or loss provided to the CODM, including those provided outside of the standard reporting package, such as during the budgeting process, meetings, or other means. If the CODM receives but does not use a measure of segment profit or loss, please tell us why.

The Company acknowledges the Staff’s comment and provides the following response:

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As noted in the Company’s previous response letters, immediately following its February 13, 2023 reorganization, the Company commenced realignment of its internal processes and controls to develop accurate, consistent, comparable and reliable reporting of discrete financial information on a business unit (“BU”) level. Upon completion of this realignment, during the second quarter of 2023, the Chief Operating Decision Maker (“CODM”) began to receive and review his new monthly reporting package which includes non-GAAP gross profit as the only measure of segment profit or loss. Starting in the second quarter of 2023, the Company discontinued its use of the pre-realignment reporting packages and other CODM reporting materials previously provided to the Staff on a supplemental basis.

The CODM compares non-GAAP gross profit by segment in the current period to the corresponding budget to assess segment performance relative to expectations. He also compares the current period segment non-GAAP gross profit to historical performance (the prior year and immediately preceding period) to assess growth rates and trending. The CODM does not receive or review any other measure of profitability at the segment level within or outside of his standard reporting package.

The Company’s Form 10-Q for the quarter ended June 30, 2023 filed with the SEC on August 9, 2023 (the “Q2 Form 10-Q”) included new segment disclosures in Note 8 to the unaudited condensed consolidated financial statements. This note included, among other disclosures, non-GAAP gross profit by segment, as well as a reconciliation of non-GAAP gross profit to GAAP gross profit. On its call with the Staff on July 12, 2023, the Company indicated that its then-current intention was to disclose only GAAP gross profit by segment. While the CODM only ever reviewed non-GAAP gross profit, the Company’s preliminary view was that non-GAAP financial measures should generally not be included in the notes to its financial statements and therefore intended to disclose only the comparable GAAP measure. On further review of the guidance, and specifically question 104.1 in the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company concluded that the disclosure should include the measure of segment profit or loss reviewed by the CODM, which is non-GAAP gross profit, and accordingly, non-GAAP gross profit and the aforementioned reconciliation to GAAP gross profit was added to the disclosure.

The Company acknowledges that as its new business structure matures, a need for the CODM to review additional information on a segment level may arise. The Company has a process in place to review and approve any proposed changes in internal reporting provided to the CODM to ensure accurate and timely ongoing segment disclosures. In the future, including during the 2024 budget process that will commence later this year, the Company will continue to analyze all segment related information discussed with the CODM to determine if additional disclosures are required in accordance with ASC 280.

2.

If the CODM uses more than one measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, please tell us how you determined which measure was required to be disclosed. See ASC 280-10-50-28.

The Company acknowledges the Staff’s comment and provides the following response:

Consistent with the response above, upon completion of the aforementioned financial reporting realignments in the second quarter of 2023 and as of the date of this response, the CODM did not, and currently does not, receive or use more than one measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

3.

In the proposed disclosures in your letter dated July 25, 2023, you reconcile your segment measure of profit to gross profit. Please revise to reconcile your segment measure of profit to consolidated income before taxes and discontinued operations in accordance with ASC 280-10-50-32(f).

The Company acknowledges the Staff’s comment and provides the following response:

In Note 8 to the unaudited condensed consolidated financial statement included in the Company’s Q2 Form 10-Q, the Company included a reconciliation of its segment measure of profit to consolidated income before taxes, in accordance with ASC 280-10-50-32(f).

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at aviggiano@twilio.com or the Company’s outside corporate counsel, Rezwan D. Pavri, at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

/s/ Aidan Viggiano

Aidan Viggiano
Chief Financial Officer (Principal
Accounting and Financial Officer)

cc:     Dana Wagner, Twilio Inc.

Nate Troup, Twilio Inc.

Juliana Chen, Twilio Inc.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.

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